Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at April 30, 2015:

As at April 30, 2015
(in millions of Canadian dollars)
Subordinated Debentures	6,134
Equity
Common Equity
Common Shares	15,186
Retained Earnings	29,984
Accumulated Other Comprehensive Income	1,362
Other Reserves	180

Total Common Equity	46,712
Preferred Shares	2,934

Total Equity Attributable to Equity Holders of the Bank	49,646
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,297

Total Equity	50,943

Total Capitalization	57,077

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the year ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for the six month period ended April 30, 2015 and each of the years in the four year period ended October 31, 2014.

	Six Months Ended April 30,	October 31,
	2015(1)	2014(1)	2013(1)(2)	2012(1)(2)	2011(1)	2010(3)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.38	8.52	7.42	7.43	5.73	4.70
Including interest on deposits	2.17	2.21	2.01	2.03	1.91	1.70
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.41	7.29	6.03	6.02	4.76	3.99
Including interest on deposits	2.13	2.15	1.94	1.96	1.84	1.64

(1)	Calculated in accordance with IFRS.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).
(3)	Calculated in accordance with Canadian GAAP.

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.